UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Corgi International Limited

(Name of Issuer)

American Depositary Shares

(Title of Class of Securities)

21872Q103

(CUSIP Number)

Michael Cookson

c/o Master Replicas Inc.

201 North Civic Drive, #239

Walnut Creek, California 94596

(925) 979-1500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 26, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 21872Q103

1		NAME OF REPORTING PERSONS. MICHAEL COOKSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (1)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 1,259,179 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,259,179 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,259,179 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The calculation of the foregoing percentage is based on 10,318,936 Corgi International Limited (“Issuer”) Ordinary Shares underlying American Depositary Shares outstanding as of December 26, 2006, as represented by the Issuer in the Merger Agreement and (ii) 669,715 Issuer American Depositary Shares subject to options held by Mr. Cookson. See Item 5 below.

SCHEDULE 13D

Item 1.	Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is American Depositary Shares and underlying Ordinary Shares, “par value” HK$3.00 per share (the “American Depositary Shares”), of Corgi International Limited, a Hong Kong corporation (“Issuer”). The principal office of Issuer is located at Unit 10, 16/F., Wah Wai Centre, 38-40 Au Pui Wan Street, Fo Tan, New Territories, Hong Kong, S.A.R., China.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Michael Cookson, whose business address is care of Master Replicas Inc., 201 North Civic Drive, #239, Walnut Creek, California 94596. Mr. Cookson is the chairman and chief executive officer of Master Replicas Inc. (“Master Replicas”), a California based company that produces a line of premium collectible products. In addition, in accordance with the terms and conditions of the Merger Agreement described in Item 4 below, upon the consummation of the Merger, Mr. Cookson was appointed Chief Executive Officer of Issuer. Also, upon the consummation of the Merger, Mr. Cookson was appointed to the Board of Directors of the Issuer. Mr. Cookson is a citizen of the United States.

During the past five years, Mr. Cookson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, Mr. Cookson has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Cookson became the owner of Issuer shares described in this filing as a result of the consummation of the Merger under the Merger Agreement described in Item 4 below. Mr. Cookson received an aggregate of 589,465 Issuer American Depositary Shares in exchange for 9,748,523 Master Replicas shares and 669,715 options to purchase Issuer American Depositary Shares in exchange for 11,075,693 options to purchase Master Replicas shares.

Mr. Cookson has not paid, and does not expect to pay, additional consideration in connection with the Issuer American Depositary Shares described above. Mr. Cookson expects to pay the exercise price upon exercise of any of the options described above.

For a description of the Merger Agreement see Item 4 below, which description is incorporated by reference herein.

Item 4.	Purpose of Transaction.

Mr. Cookson is a co-founder of, and has serves as the chairman and chief executive officer of Master Replicas. Issuer, LightSaber Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Issuer (“Merger Sub”), and Master Replicas entered into an Agreement and Plan of Merger, dated as of October 4, 2006 (as amended by the Amendment and Waiver Agreement dated as of November 14, 2006, the “Merger Agreement”). Pursuant to the Merger Agreement, on December 26, 2006, Merger Sub was merged with and into Master Replicas with Master Replicas continuing as the surviving corporation and a wholly owned subsidiary of Issuer (the “Merger”). As a result of the Merger, all outstanding capital stock of Master Replicas was automatically converted into the right to receive the Applicable Fraction (as defined in the Merger Agreement). The aggregate consideration payable to the holders of Master Replicas capital stock under the Merger Agreement is described in Article II of the Merger Agreement. As a result of the Merger, Mr. Cookson became an Issuer security holder, and received the consideration described in Item 3 above and in Item 5 below. Under the Merger Agreement (as described in the Amendment and Waiver Agreement dated as of November 14, 2006), Mr. Cookson has the right to have such Issuer securities registered under U.S. securities laws.

On November 16, 2006, Issuer entered into an agreement (the “Financing Agreement”) to raise $17.6 million in equity financing (the “Financing”) through the issuance of 2,666,516 Issuer American Depository shares and warrants to purchase 799,954 Issuer American Depository shares, which financing closed on December 20, 2006. The closing of the Financing and the Issuer’s purchase (the “Cards Acquisition”) of the company Cards Inc. Limited (“Cards”) were conditions to the consummation of the Merger.

In accordance with the terms and conditions of the Merger Agreement, upon the consummation of the Merger, Mr. Cookson and Jennifer Klatt, the chief financial officer of Master Replicas, were appointed Chief Executive Officer and Chief Financial Officer, respectively, of Issuer on December 26, 2006. Also, upon the consummation of the Merger, Mr. Cookson was appointed to the Board of Directors of the Issuer, in accordance with the terms and conditions of the Merger Agreement, on December 26, 2006. In accordance with the Cards acquisition agreement, Darren Epstein, the chief executive officer and founder of Cards, was appointed to the Board of Directors of the Issuer on December 20, 2006. In addition, Tim Steel was appointed to the Board of Directors of the Issuer in December, 2006.

In connection with the consummation of the Financing, the Issuer (i) affected a six-to-one reverse stock split and (ii) added a total of 1,375,000 Issuer American Depository shares to its stock option plan for future grant. All numbers in this schedule are on a post-reverse stock split basis.

References to, and the descriptions of, the Merger Agreement are qualified in their entirety by reference to the complete text of such agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

Other than as described herein, the Reporting Person currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of this Schedule 13D (although each of the Reporting Persons reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer.

(a)-(b) As a result of the Merger, Mr. Cookson is the beneficial owner of 1,259,179 Issuer American Depositary Shares, (i) 486, 795 of which are not currently issued and outstanding but are issuable upon the exercise of outstanding options all of which are exercisable at an exercise price of $0.546 per share and (ii) 182,920 of which are not currently issued and outstanding but are issuable upon the exercise of outstanding options all of which are exercisable at an exercise price of $6.45 per share. Such shares constitute approximately 11.5% of the outstanding Issuer American Depositary Shares, based on the 10,988,651 Issuer American Depositary Shares outstanding on December 26, 2006. The calculation of the foregoing number of issued and outstanding shares is based on (i) 10,318,936 Issuer Ordinary Shares underlying American Depositary Shares outstanding as of December 26, 2006, as represented by the Issuer in the Merger Agreement and following the consummation of the transactions described in the Merger Agreement and (ii) 669,715 Issuer American Depositary Shares subject to options held by Mr. Cookson. Mr. Cookson has sole voting and dispositive power over 1,259,179 Issuer American Depositary Shares.

(c) Except as reported herein, the Reporting Person has not affected any transactions in the Issuer’s securities.

(d) - (e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than (i) the Merger Agreement (to which the person named in Item 2 is not a party), or as described in the Merger Agreement, as of the date hereof, and (ii) the option agreements between Michael Cookson and Master Replicas with respect to options to purchase 669,715 fully vested shares at exercise prices of $0.546 per share and $6.45 respectively, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 above and between such person and any other person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
1

Agreement and Plan of Merger, dated as of October 4, 2006, by and among Corgi International Limited, LightSaber Acquisition Corp. and Master Replicas Inc. (incorporated by reference to the Current Report on Form 6-K of the Issuer filed on October 26, 2006).

2

Amendment and Waiver Agreement dated as of November 14, 2006 by and among Corgi International Limited, LightSaber Acquisition Corp. and Master Replicas Inc. (incorporated by reference to Exhibit 99.8 of the Current Report on Form 6-K of the Issuer filed on November 20, 2006).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2006

MICHAEL COOKSON

By: /s/ Michael Cookson

Michael Cookson

EXHIBIT INDEX

Exhibit No.	Description
1

Agreement and Plan of Merger, dated as of October 4, 2006, by and among Corgi International Limited, LightSaber Acquisition Corp. and Master Replicas Inc. (incorporated by reference to the Current Report on Form 6-K of the Issuer filed on October 26, 2006)

2

Amendment and Waiver Agreement dated as of November 14, 2006 by and among Corgi International Limited, LightSaber Acquisition Corp. and Master Replicas Inc. (incorporated by reference to Exhibit 99.8 of the Current Report on Form 6-K of the Issuer filed on November 20, 2006).